Exhibit 99.2

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

Bezeq - The Israel Telecommunication Corp. Ltd.

Chapter B –

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended

December 31, 2014

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the year ended December 31, 2014.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television (presented using the equity method)

It is noted that the Company’s financial statements include an "Others" segment, which comprises mainly online content, commerce and classified advertisement services (through Walla, Walla Shops, Yad-2 and other websites) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

On May 20, 2014, the Company completed the sale of the entire share capital of Coral-Tell Ltd., which operates the 'Yad-2' website.

	2014	2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	2,111	1,771	340	19.2
EBITDA (operating profit before depreciation and amortization)	4,507	4,130	377	9.1

Year-on-year results were mainly affected by net gains on the sale of all holdings in the shares of Coral-Tell Ltd., and a decrease in the Group's revenues (primarily in the Cellular Communications segment) which was mostly offset by lower operating expenses and share in the losses of investees.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1   Financial position

	2014	2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	2,883	1,742	1,141	65.5	The increase was mainly attributable to current investments in the Domestic Fixed-Line Communications segment.
Trade and other receivables Short- and long-term	3,031	3,647	(616)	(16.9)
This decrease was mainly attributable to a decrease in trade receivables in the Cellular Communications segment, as a result of a decrease in revenues from handsets sold in 36 installments, and a decrease in service revenues.

Other current assets	118	183	(65)	(35.5)	The decrease was mainly attributable to a reduction in held-for-sale assets in the Domestic Fixed-Line Communications segment.
Intangible assets	1,793	2,060	(267)	(13.0)	The decrease was mainly attributable to the deconsolidation of Coral-Tell Ltd. (see Note 10.2.2 to the financial statements). Other Group segments also saw a decrease in this item.
Other non-current assets	7,488	7,390	98	1.3	The increase was mainly attributable to growth in property, plant and equipment balances in the Domestic Fixed-Line Communications segment.
Total assets	15,313	15,022	291	1.9
Debt to financial institutions and debenture holders	10,087	9,827	260	2.6
The increase was attributable to a debentures issue in the Domestic Fixed-Line Communications segment, effected as an expansion of existing debenture series. The increase was partially offset by repayment of loans and debentures in the Domestic Fixed-Line Communications and the Cellular Communications segments.

Other liabilities	2,785	2,772	13	(0.5)
Total liabilities	12,872	12,599	273	2.2
Total equity	2,441	2,423	18	0.7
The increase in equity was mainly attributable to timing differences between the accrual of earnings in the Company, and their payment as dividends (see Note 18.2 to the financial statements). Equity comprises 15.9% of the balance sheet total, similar to the percentage as of December 31, 2013.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.2  Results of operations

1.2.1 Highlights

	2014	2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	9,055	9,563	(508)	(5.3)	The decrease was mainly attributable to lower service revenues in the Cellular Communications segment and fixed-line telephone revenues in the Domestic Fixed-Line Communications segment.
Depreciation and amortization	1,281	1,311	(30)	(2.3)	The decrease was mainly attributable to the Cellular Communications segment.
Labor costs	1,768	1,872	(104)	(5.6)	The decrease was mainly attributable to the Domestic Fixed-Line Communications segment, and the Cellular Communications segment, mainly due to downsizing.
General and operating expenses	3,366	3,576	(210)	(5.9)
The decrease was attributable to the Cellular Communications and the Domestic Fixed-Line Communications segments, mainly following a decrease in terminal equipment costs and call completion fees as detailed below.

Other operating income, net	586	15	571	-	The increase in income in the reporting year was mainly attributable to the sale of all Walla! Communications Ltd.'s holdings in the shares of Coral-Tell Ltd., for a pre-tax gain of NIS 582 million.
Operating profit	3,226	2,819	407	14.4
Finance expenses, net	130	145	(15)	(10.3)
Net finance expenses were down, mainly due to a decrease in net finance expenses in the Domestic Fixed-Line Communications segment, partially offset by a decrease in net finance income in the Cellular Communications segment.

Share in losses of investees	170	252	(82)	(32.5)	This decrease was attributable to a reduction in the losses posted by the Multichannel Television segment and the Company's share in these losses.
Income tax	815	651	164	25.2	The increase was mainly attributable to an increase in the Group’s pre-tax profit.
Profit for the year	2,111	1,771	340	19.2

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments:

	2014		2013
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	4,317	47.7%	4,478	46.8%
Cellular Communications	3,419	37.8%	3,809	39.8%
International Communications, Internet and NEP Services	1,504	16.6%	1,433	15.0%
Multi-Channel Television	1,724	19.0%	1,635	17.1%
Other and offsets*	(1,909)	(21.1)%	(1,792)	(18.7)%
Total	9,055	100%	9,563	100%

	2014			2013
	NIS millions		% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,980		45.9%	1,998	44.6%
Cellular Communications	449		13.1%	608	16.0%
International Communications, Internet and NEP Services	232		15.4%	227	15.8%
Multi-Channel Television	273		15.8%	268	16.4%
Other and offsets*	292	**	-	(282)	-
Consolidated operating profit/ % of Group revenues	3,226		36.0%	2,819	29.5%

(*)	Offsets are mainly attributable to the Multi-Channel Television segment, an associate company.

(**)	Including NIS 582 million in gains on the sale of Coral-Tell Ltd.'s shares.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.2.2.	Operating segments

B	Domestic Fixed-Line Communications Segment

	2014	2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	1,668	1,971	(303)	(15.4)	This decrease was mainly attributable to a decrease in ARPU, mainly due to the reduction in call termination rates to fixed-line networks starting December 1, 2013.
Internet - infrastructure	1,394	1,287	107	8.3
The increase was mainly attributable to growth in the number of internet subscribers. The increase was partially offset by a decrease in revenues from home router sales following the transition from a sales-based to a rental-based model.

Transmission, data communications and others	1,255	1,220	35	2.9
Total revenues	4,317	4,478	(161)	(3.6)
Depreciation and amortization	688	683	5	0.7
Labor costs	895	980	(85)	(8.7)	The decrease was mainly attributable to a reduction in the workforce and share-based payments, and partially offset by higher wages.
General and operating expenses	777	895	(118)	(13.2)
This decrease was mainly attributable to a reduction in call completion fees and a reduction in terminal equipment costs following a transition from selling home network routers, to rental.  The decrease was also attributable to a decrease in structure maintenance costs.

Other operating income, net	23	78	(55)	(70.5)
The decrease in net income was attributable to a NIS 176 million expense recognized on the termination of employment by way of early retirement (see Note 14.5 to the financial statements), and a decrease in profit from copper sales. This decrease in income was partially offset, primarily by increased capital gains on real estate sales.

Operating profit	1,980	1,998	(18)	(0.9)
Finance expenses, net	187	217	(30)	(13.8)
The decrease was mainly attributable to expenses recognized last year on the revaluation of a liability to distribute dividends not meeting the profit test, a reduction in interest costs following loan repayments, and cancellation of finance expenses on a contingent liability. The reduction in net finance expenses was mainly offset by a decrease in net interest income from loans received from and extended to investees, a decrease in finance income from shareholder loans to D.B.S. (due to the decrease in the CPI this year, as compared to an increase in the CPI last year), and a decrease in finance income on current investments.

Income tax	478	410	68	16.6
The tax rate on profit after finance expenses, net was 26.7%, as compared to 23% last year. This increase was mainly attributable to an increase in the corporate income tax rate in 2014, and to tax-deductible expenses recognized in the previous year on employee options.

Segment profit	1,315	1,371	(56)	(4.1)

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.2.2. Operating segments

C	Cellular Communications segment

	2014	2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	2,453	2,808	(355)	(12.6)
The decrease was due to market competition driving down rates and migration of existing customers to cheaper bundles at current market prices, both of which served to lower ARPU. Revenues were also down due to a decrease in the number of subscribers.

Terminal equipment sales	966	1,001	(35)	(3.5)	The decrease was mainly attributable to lower selling prices following a change in the sales mix, which was partially offset by higher accessory sales.
Total revenues	3,419	3,809	(390)	(10.2)
Depreciation and amortization expenses	430	458	(28)	(6.1)	The decrease was mainly attributable to cessation of discounting subscriber acquisition costs starting 2012, and assets whose amortization period has ended.
Salary expenses	417	439	(22)	(5.0)	The decrease was mainly attributable to a reduction in the workforce, which was partially offset by higher average wage costs.
General and operating expenses	2,105	2,243	(138)	(6.2)
The decrease was mainly attributable to a decrease in the costs following changes in the sales mix, a decrease in the costs of repair and warranty services following a decrease in the number of service subscribers and the number of repair calls, a decrease in call completion fees following a reduction in call termination rates to domestic fixed-line communication operators, and lower content expenses coupled with a reduction in content revenue.
This reduction in expenses was partially offset by an increase in distribution fee costs, following an increase in the number of subscribers migrating to this segment; greater expenses for doubtful debts; a one-time reduction in net collection costs recorded in the previous year; and an increase in site rental fees (following a one-time decrease of NIS 30 million recorded last year after adjusting a liability estimate).

Other expenses	18	61	(43)	(70.5)
Other expenses in the reporting year comprised one-time expenses from an early retirement program implemented during the year. In the previous year, these expenses included additional one-time costs from signing a collective agreement.

Operating profit	449	608	(159)	(26.2)
Finance income, net	56	91	(35)	(38.5)
The decrease in net finance income was mainly attributable to a decrease in credit on installment-based terminal equipment sales, increased costs on currency exchange rate differences following gains made by the USD, and adjustment of a one-time liability which lowered finance expenses in the previous year. The decrease was partially offset by a decrease in interest expenses following a reduction in the average debt.

Income tax	132	178	(46)	(25.8)	The decrease was attributable to the reduction in income before taxes.
Segment profit	373	521	(148)	(28.4)

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.2.2 Operating segments

D	International Communications, Internet and NEP Services

	2014	2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,504	1,433	71	5.0
The increase was attributable to greater revenues from enterprise communication solutions (ICT), higher internet revenues due to growth in the number of subscribers, higher revenues from call transfers between global communication carriers, and an increase in revenues from data communication services. This increase was partially offset by a decrease in revenues from outgoing calls, stemming mainly from cellular market migration to plans offering unlimited international calls.

Depreciation and amortization expenses	130	130	-	-
Salary expenses	298	287	11	3.8	This increase was mainly attributable to an increase in the number of employees providing outsourced services in ICT operations
Operating general and other expenses	844	789	55	7.0
The increase was attributable to an increase in ICT equipment costs, internet services, call transfers between global communication carriers, and data communication services. The increase was partially offset by lower expenses on outgoing calls, corresponding with the above revenues.

Operating profit	232	227	5	2.2
Finance expenses, net	9	14	(5)	(35.7)
Share in the earnings of associates	1	1	-	-
Income tax	60	56	4	7.1
Segment profit	164	158	6	3.8

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.2.2 Operating segments

E	Multi-Channel Television

	2014	2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,724	1,635	89	5.4	This increase was mainly attributable to an increase in the average number of subscribers.
Cost of revenues	1,110	1,051	59	5.6	This increase was mainly attributable to increased depreciation expenses, utilized broadcasting rights, and content costs.
Sales marketing and general and administrative expenses	341	316	25	7.9	This increase was mainly attributable to higher salary and depreciation costs.
Operating profit	273	268	5	1.9
Finance expenses, net	594	647	(53)	(8.2)
The decrease was mainly attributable to linkage differences on debentures and on shareholder loans, due to the decrease in the CPI in 2014, as compared to an increase in the CPI in the previous year, and due to changes in the fair value of forward transactions following gains by the USD.

Income tax	1	2	(1)	(50)
Segment loss	(322)	(381)	59	(15.5)

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.3	Highlights from the Group’s consolidated quarterly statements of income (NIS millions)

	Q1 2014	Q2 2014	Q3 2014	Q4 2014	2014	Explanation

Revenues	2,311	2,250	2,232	2,262	9,055
The fourth quarter saw a year-on-year increase in revenues from terminal equipment sales in the Cellular Communications segment following the launch of the iPhone 6 in this quarter. This increase was partially offset by an ongoing decrease in service revenues.

Operating expenses	1,623	1,016	1,561	1,629	5,829
In the second quarter - Expenses were down following the sale of all of Walla! Communications Ltd.'s holdings in the shares of Coral-Tell Ltd., for a pre-tax gain of NIS 582 million. On the other hand, the Domestic Fixed-Line Communications segment recognized a provision of NIS 116 million for termination of employment by way of early retirement.
In the fourth quarter as compared to the previous quarter- Expenses were up due to expenses recognized on employee retirements in the Domestic Fixed-Line Communications and Cellular Communications segments, coupled with higher costs on terminal equipment sales in the Cellular Communications segment.

Operating profit	688	1,234	671	633	3,226
Finance expenses, net	42	32	39	17	130	In the fourth quarter as compared to the previous quarter - Expenses were down following cancellation of finance expenses on a contingent liability in the Domestic Fixed-Line Communications segment.
Profit after finance expenses, net	646	1,202	632	616	3,096
Share in losses of investees	19	79	34	38	170
Profit before income tax	627	1,123	598	578	2,926
Income tax	170	313	170	162	815
Profit for the period	457	810	428	416	2,111

Basic earnings per share (NIS)	0.17	0.30	0.16	0.15	0.77
Diluted earnings per share (NIS)	0.17	0.29	0.16	0.15	0.77

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

1.4            Cash flow

	2014	2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	3,796	4,152	(356)	(8.6)	Net cash from operating activities was down mainly due to lower profits in the Cellular Communications segment, and changes in working capital.
Net cash used in investing activities	(1,546)	(917)	(629)	68.6
Net cash used in investing activities was up mainly due to a net increase in the purchase of held-for-trade financial assets in the Domestic Fixed-Line Communications segment, partially offset by net proceeds on the sale of holdings in the shares of Coral-Tell Ltd.

Net cash used in financing activities	(2,200)	(3,091)	891	(28.8)
Net cash used in financing activities was down mainly due to a decrease in dividend payments as compared to last year, following the final payment of the dividend not meeting the profit test (see Note 18.2 to the financial statements).

Increase in cash	50	144	(94)	(65.3)

Average volume in the reporting year:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 9,847 million.

Supplier credit: NIS 631 million.

Short-term credit to customers: NIS 2,375 million.  Long-term credit to customers: NIS 581 million.

As of December 31, 2014, the Group had a working capital surplus of NIS 1,690 million, as compared to a working capital surplus of NIS 1,453 million on December 31, 2013. According to its separate financial statements, the Company had a working capital surplus of NIS 386 million as of December 31, 2014, as compared to a surplus of NIS 248 million on December 31, 2013.

This increase in the Group's working capital surplus was attributable to an increase in current investments in the Domestic Fixed-Line Communications segment, largely offset by an increase in current debts to debenture holders in this segment, and lower trade receivables balances in the Cellular Communications segment.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

2.	The connection between remuneration given pursuant to Regulation 21 and recipient’s contribution to the company

In its meetings of March 18, 2015, and March 25, 2015, the Board of Directors discussed the terms of service and remuneration of officers and principal shareholders in the Company, listed in Section 6 of Chapter D to the 2014 periodic report (“the Periodic Report”), in accordance with Regulation 21 to the Periodic and Immediate Reports Regulations, 1970 (“the Periodic and Immediate Reports Regulations”). The Board of Directors discussed the connection between the remunerations given in 2014 to each of the Company's senior officers and principal shareholders, and their activities and contribution to the Group in 2014. As part of these discussions, the Board of Directors received, ahead of time, relevant data concerning the terms of employment of each officer and principal shareholder.

The above discussion was preceded by extensive discussion in the Company’s Remuneration Committee, in its meeting of March 15, 2015, of the contribution and remuneration package of each of the following officers - the Company’s CEO, the Deputy CEO and CFO, the Deputy CEO and VP Marketing, the CEO of Pelephone and the CEO of Bezeq International ("the Managers").

The Board of Directors discussed additional parameters in reviewing the plausibility and fairness of the remuneration given to the Company’s officers, including: key managerial targets achieved in the reporting period and the occurrence of one-time events which may affect the targets set in each officer’s remuneration plan. The annual bonuses to the said Managers (excluding the CEO of Bezeq International) for 2014 were based on the proportionate achievement of each individual Manager of the targets set for him ahead of time by the Board of Directors in the 2014 bonus plan, and as concerns the CEO of Bezeq International – based on the predetermined targets set by the Board of Directors in the 2014 bonus plan for Bezeq International’s previous CEO. Upon appointment of Bezeq International’s new CEO, the Board of Directors approved that these targets be applied in the same format for Bezeq International’s new CEO, Mr. Elmaliach.

The Board of Directors believes that the remuneration of each of the Managers listed in Regulation 21 to Chapter D of the Periodic Report - Additional Details About the Company, including the bonuses derived from the results posted by the Company or its subsidiaries, as applicable, reflects each Manager's role in the Group and its contribution to the Group and its operations. The Board of Directors believes such remuneration to conform to the Company’s remuneration policy, approved in general meeting on September 3, 2013 (as amended); and to be fair and reasonable, as detailed below:1

The five most highly-paid persons in the Company

A.
Gil Sharon - CEO of Pelephone: The Board of Directors noted Mr. Sharon’s tireless efforts to maximize the company’s results despite fierce market competition. The Board of Directors noted Mr. Sharon’s success in reducing customer attrition as compared to other market players. The Board of Directors believes the remuneration and bonus paid to Pelephone’s CEO for 2014 to be reasonable and fair under the circumstances, considering Pelephone's size, the scope of its operations, and the complexity of the role of Pelephone’s CEO.

B.
Stella Handler - CEO of Bezeq, The Board of Directors noted Mrs. Handler’s outstanding work, particularly in operational and marketing aspects of the Company’s activities; her initiatives for changing workflows and promote simplicity, efficiency, savings, automation and proactive conduct; and the Company’s exceptional results. The Board of Directors believes the remuneration and bonus paid to the Company’s CEO for 2014 to be reasonable and fair under the circumstances, considering the size of the Company, the scope of its operations, and the complexity of the role of Company’s CEO.

C.
Moti Elmaliach - CEO of Bezeq International: The Board of Directors noted the smooth way in which Mr. Elmaliach assumed the position of CEO of Bezeq International and his involvement in the company’s affairs; the company’s excellent performance; the fact that it met its targets for the year and its outstanding work. The Board of Directors believes the remuneration and bonus given to Mr. Elmaliach for 2014 to be reasonable and fair under the circumstances.

1	For more information on the remuneration of senior officers, see also Note 27 to the 2014 annual financial statements, and Regulation 21 (Section 6) to Chapter D of the periodic report.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

D.
David Mizrahi - Deputy CEO of Bezeq and CFO: The Board of Directors noted his excellent work and achievements in investor relations, and the Company’s outstanding results. The Board of Directors believes the remuneration and bonus given to Mr. Mizrahi for 2014 to be reasonable and fair under the circumstances.

E.
Ran Guron - Deputy CEO of Bezeq and VP Marketing: The Board of Directors noted his work and achievements, both in the Company’s image and brand attitude in both the private and commercial sectors, and the Company’s exceptional financial results. The Board of Directors believes the remuneration and bonus given to Mr. Guron for 2014 to be reasonable and fair under the circumstances.

Remuneration of Principal Shareholders in the Company

Management agreement with Eurocom Communications Ltd. (“Eurocom Communications”)

The Board of Directors reviewed the details of the management agreement with Eurocom Communications, as well as the services rendered by Eurocom Communications to the Company since the start of the year, through Messrs. Shaul Elovitch, Or Elovitch, and Amikam Sorer.2

The Board of Directors was also presented comparative data, based on a comparative paper prepared by Ernst & Young Kost Forer Gabbay & Kasierer for review by the Board of Directors in March 2015, concerning management agreements in other public companies of similar size to that of the Company, or as close as possible in size.

The Board of Directors discussed the scope and nature of the services rendered by Eurocom Communications in the reporting year, and found the remuneration given to Eurocom Communications in 2014 under the management agreement to be reasonable and fair considering the management agreement’s contribution to the Company, for the following reasons:

The consultation services rendered under the management agreement were provided by professionals with extensive knowledge and experience in the Company’s various telecom operations, and extensive knowledge of regulations applicable to the Company’s operations and those of its subsidiaries. In addition, the consultants have rich managerial experience, inter alia, in strategic matters, business development, technological development, etc., have expertise in capital market processes and financing, and have significant commercial-economic experience. These persons invested significant time and effort in rendering the consultation services in the reporting year (beyond the time invested by some of these persons as directors in the Company and in Group subsidiaries and associates).

The consultation services significantly contributed to the Company in strategic planning and in the Group’s preparation for upcoming regulatory changes, in a time of significant change in the communications market.

In the reporting period, the following directors did not receive remuneration: Or Elovitch, Orna Elovitch-Peled, Amikam Sorer, and Felix Cohen, for their service as directors in the Company and/or as directors in Company subsidiaries and/or associates, and such remuneration was included in the management fees paid to Eurocom Communications.

Comparative data presented to the Board of Directors in the E&Y report indicate, that the remuneration paid under the management agreement, compared to other companies of similar size to the Company, close thereto, as concerns management fees, chairman’s remuneration and hourly consultation fees, was fair, reasonable, and did not exceed generally accepted levels.

Employee directors

It is noted that the Company’s Board of Directors did not conduct a discussion pursuant to Regulation 10(b)(4) to the Periodic and Immediate Regulations, concerning the reasonability and fairness of remunerations paid for 2014 to employee directors, Messrs. Rami Nomkin and Yair David, as they are remunerated pursuant to their employment in the Company and in accordance with the collective agreement, and not by virtue of their services as directors in the Company. It is noted that Mr. David ceased serving as a director in the Company on February 4, 2014, and retired from the Company on May 31, 2014.

2
Details of the management agreement are included in the immediate report dated May 7, 2013, as amended on June 10, 2013. The amended management agreement was approved according to Section 275 of the Companies Law in the Company's general meeting of June 13, 2013.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

3.	Market Risk - Exposure and Management

The Company’s market risk officer

The Company’s market risk management officer is Deputy CEO and CFO Dudu Mizrahi.

For details concerning his education and experience, see Section 14 in Chapter D of the periodic report.

Market risks and the Company’s risk management policies

The Company is exposed to market risk as a result of changes in interest rates, exchange rates, the CPI, and raw material prices.

The Company follows a financial risk management policy adopted by the Board of Directors on June 26, 2008, and updated on October 18, 2012. Under this policy, the Company implements partial hedges, depending on the circumstances and its own judgment. These partial hedges primarily seek to reduce its exposure to changes in the CPI and to changes in foreign currency exchange rates.

The Company monitors the Group’s risk management on a regular basis. As part of this review, when necessary, the Company recommends changes in risk exposure and management. Once every quarter, the Company reports to the Board of Directors on risks and hedges.

In cases where Management considers deviating from the stated policy, its recommendations are brought before the Company’s Board of Directors.

CPI risk - The Company has significant surplus of liabilities over CPI-linked assets, and the bulk of its financial exposure stems from the risk of an increase in the CPI. The rate of inflation also affects the Company’s operating income and expenses in the course of the year.

In order to minimize its exposure to the CPI, the Company’s Board of Directors decided to implement partial hedges, at its discretion, as follows:

A.	Hedging will mainly be carried out through CPI-shekel forward transactions, which guarantee a fixed rise in the CPI over a designated period of time.

B.
Transactions will be subject to judgment and will be carried out in accordance with market trading restrictions, and will be reviewed in relation to inflationary expectations reflected in the bond market and inflation forecasts, and in relation to the Bank of Israel’s inflation target range.

C.	The hedging position may be reduced by closing existing transactions before their final expiration date.

D.	The Company will strive for hedging transactions to meet the terms required for the application of hedge accounting.

E.	Hedging transactions will be made according to the repayment schedules of the CPI-linked financial debt.

F.
As long as the CPI exposure is more than NIS 500 million, hedging will not be less than 40% of the exposure for CPI-linked financial debt, and will not exceed 100% thereof; where exposure is less than NIS 500 million, hedging will not exceed 50% of the exposure from CPI-linked financial debt.

The Company carried out hedging transactions against the CPI in order to minimize the said risk. The Company did not incur material costs in making these hedges.

Interest risk - The Company’s exposure to changes in interest rates depends largely on the nature of its financial liabilities and assets, as well as on its future financing needs. Some of the Company’s liabilities bear fixed interest, and so interest rate changes will affect their fair value rather than their carrying amount. Other liabilities bear variable interest based on the prime / STD rate.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

As of the reporting date, the Company does not hedge against these exposures. However, it is possible that the Company will do so under future market conditions. The Company also accounts for such influences when considering the types of loans it takes.

Currency risk - A change in the NIS exchange rate against the currency basket constitutes an economic exposure in that it can affect the Company's profit and its future cash flows.

To minimize this exposure, the Company’s Board of Directors decided that the Company should hedge its exposure to currency risk, subject to the following rules and principles:

A.	The unhedged balance sheet exposure to changes in currency exchange rates will not exceed a sum equivalent to USD 200 million.

B.	The decision whether to hedge purchase and/or investment transactions will be made, if at all, on the date of the purchase and/or investment decision, or as close thereto as possible.

In the reporting period, the Company made no hedging transactions against exchange rates.

Risks and risk management in consolidated subsidiaries

In accordance with the Board of Directors’ decision, each of the Group companies is required to maintain a risk management policy and to routinely monitor its implementation. The market risk management officers in the principal consolidated subsidiaries are those companies' CFOs.

For more information concerning financial risk management in the Group, and for information on the linkage terms of balances on the Group's balance sheet (linkage bases report), see Note 28 to the financial statements.

Below are summaries of the sensitivity analysis tables (NIS millions):

Sensitivity to changes in the USD/NIS exchange rate

	USD exchange rate	Loss from changes		Fair value of liabilities	Gain from changes
		10%	5%		5%-	10%-
2014	3.889	(36)	(18)	(289)	18	36
2013	3.471	(14)	(7)	(307)	7	14

Sensitivity to changes in the CPI

	Loss from changes			Fair value of liabilities	Gain from changes
	1.5%	0.2%	0.1%		0.1%-	0.2%-	1.5%-
2014	(23)	(3)	(2)	(4,064)	2	3	23
2013	(22)	(3)	(1)	(3,584)	1	3	22

Surplus liabilities exposed to changes in CPI grew by NIS 480 million, mainly due to the expansion of debentures (Series 6) which was partially offset by repayment of other debentures.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

Sensitivity to changes in the real NIS-based interest rate

	Loss from changes			Fair value of liabilities	Gain from changes
	16%	10%	5%		5%-	10%-	16%-
2014	(59)	(37)	(19)	(2,527)	19	38	62
2013	(56)	(36)	(18)	(2,285)	19	38	61

Surplus liabilities exposed to changes in the real NIS-based interest rate grew by NIS 242 million, mainly due to the expansion of debentures (Series 6) which was partially offset by repayment of other debentures.

Sensitivity to changes in the nominal NIS-based interest rate

	Gain from changes			Fair value of liabilities	Loss from changes
	16%	10%	5%		5%-	10%-	16%-
2014	35	22	11	(2,972)	(11)	(22)	(26)
2013	55	34	17	(2,500)	(17)	(35)	(56)

Surplus liabilities exposed to changes in the nominal NIS-based interest rate increased by NIS 472 million, mainly due to a decrease in trade receivables balances.

Sensitivity to changes in marketable securities prices

	Gain from changes		Fair value of assets	Loss from changes
	10%	5%		5%-	10%-
2014	146	73	1,465	(73)	(146)
2013	110	55	1,098	(55)	(109)

4.	Aspects of Corporate Governance

4.1	Community involvement and donations by Group companies

Bezeq supports the community from a deep-rooted commitment to social responsibility. This support is made through monetary donations, contributions of communications infrastructures, and by encouraging employees to volunteer in a range of activities for the community. The bulk of Bezeq’s monetary donations focus on education.

In 2014, the Group donated a total of NIS 11.5 million.

Bezeq also aids in funding the connection of schools in Israel to the fiber optic cable network, at an estimated cost of NIS 5 million in 2014.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

4.2	Disclosure concerning the auditor’s fees

Below are the fees paid to the auditors of the principal consolidated companies in the group for auditing and audit-related services:

			2014		2013
Company	Auditor	Details	Fees (NIS Thousands)	Hours	Fees (NIS Thousands)	Hours
Bezeq - The Israel Telecommunications Corp. Ltd.	Somekh Chaikin	Audit and audit-related services Other services3	2,900	16,440	3,050	16,890
			796	2,791	349	1,294
Pelephone Communications Ltd.	Somekh Chaikin	Audit and audit-related services Other services3	1,353	8,490	1,215	7,806
			144	474	473	1,560
Bezeq International Ltd.	Somekh Chaikin	Audit and audit-related services Other services3	622	4,012	652	3,994
			66	337	165	545

3	“Other services” rendered to key companies in the Group in 2014 and 2013 included, inter alia, tax and accounting consultancy services and special certifications.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

4.3	Directors with accounting and financial expertise and independent directors

Information concerning directors with accounting and financial expertise and independent directors is included in Sections 2 and 9 to the corporate governance questionnaire in Section 13 of Chapter D to the periodic report.

4.4	Disclosure concerning the internal auditor in a reporting company

Details
Internal auditor	Lior Segal
Start of tenure date	Jan. 24, 2011
Compliance with statutory requirements	The internal auditor complies with the conditions set forth in Section 3(a) and 8 to the Internal Audit Law, and Section 146(b) to the Companies Law.
Employment method	Company employee.
Method of appointment
Manner of appointment and summary of reasons for approving the appointment:
The appointment was approved by the Board of Directors on January 24, 2011, following the Audit Committee’s recommendation.
Prior to his appointment, the internal auditor served as manager of internal processes and controls and as corporate governance compliance officer. The appointment was based on his qualifications and professional experience.
Duties, powers, and tasks of the internal auditor:
The powers and responsibilities of the Company's internal auditor are set forth in the Company's internal audit procedure, approved by the Company's Audit Committee. According to the procedure, the internal auditor’s responsibilities and powers are as follows:
Examining propriety of actions carried out by the Company, its officers and personnel, examining the integrity of financial and operating information, examining financial and liability management, and examining the Company’s IT systems and its information security set-up. The internal auditor is also charged with investigating employee complaints according to the arrangements set forth by the Audit Committee pursuant to Section 117(6) to the Companies Law, 1999.
The internal auditor is authorized to receive any information, explanation, and document required for the performance of his duties; he has right of access to all regular or computerized data bank, database, and automated or non-automated data processing work plan of the Company and its units; and to be granted entry to all Company property. The internal auditor is also entitled to be invited to all Management, Board of Directors and Board committee meetings.

The internal auditor’s organizational superior	The Company’s CEO.
Work plan
In 2014, the internal auditor followed an annual work plan, derived from the work plan for the period 2014-2016.
Considerations in determining the internal audit work plan
The guiding principle underlying the internal audit work plan is the risk inherent in the Company’s processes and operations. To assess these risks, the internal audit referred to a Company risk survey conducted by the operational risk management officer, and to other sources which affected the risk assessment in those processes, such as meetings with Management, findings from previous audits, and other relevant activities.
The main considerations taken into account in formulating the work plan are:
Reasonable coverage of most of the Company’s operating activities based on exposure to material risks, considering existing controls in the Company’s operations and previous audit findings.
Parties involved in formulating the work plan
The internal auditor, Management, the CEO, the Board of Directors’ Audit Committee, and the Chairman of the Board.
The party accepting and approving the work plan
The Board of Directors’ Audit Committee.
The auditor’s discretion in deviating from the work plan
The Chairman of the Board or the chairman of the Audit Committee may propose topics which urgently require auditing, and may also recommend narrowing or halting an audit approved in the work plan.
The internal auditor is granted discretion to deviate from the work plan.
Examination of material transactions
The internal auditor attends discussions at Board meetings where material transactions are approved and reviews the relevant material sent in preparation for these discussions. The internal auditor examined transactions with Related Parties, which were discussed by the Audit Committee. This subject was included in the work plan for 2013 (as part of the auditor’s examination of administrative compliance) and was discussed in 2014.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

Details
The audit and material investees
The internal audit unit’s work plan does not include an audit of material investees. All material investees of the Company have their own internal auditors (either as employees or through third-party services). Investee audit reports are discussed in the audit committees and/or board of directors of these companies, which include Company directors. The internal auditor may, under the Company’s internal audit procedure and at his discretion, obtain the audit reports of these subsidiaries and he is obligated to meet with each of the subsidiaries’ internal auditors at least once a year, to discuss the audit plan and its implementation in the subsidiary.

Scope of employment
Approximately 8,600 hours were devoted to internal audit work. This includes hours worked by third parties and four full-time internal auditors, in addition to the internal auditor. The scope of employment is set according to the audit work plan, formulated in accordance with the scope and complexity of the activities of the various companies.
Scope of internal audit activities in material investees:
Pelephone - 5,500 hours; Bezeq International 2,200 hours; D.B.S. - 640 hours.

Preparation of the audit
The internal audit is conducted in accordance with the Companies Law, 1999, and the Internal Audit Law, 1992, and complies with generally accepted auditing standards set by the Institute of Internal Auditors (IIA).
The auditor updated the Board of Directors of the standards which he follows. In 2013, the internal auditor conducted a self-assessment of internal auditing activities, and assessments were also completed by a third party. These assessments indicate that internal auditing activities comply with the required standards.

Access to information.
The internal auditor was supplied with documents and information as stipulated in Section 9 of the Internal Audit Law, and he was granted permanent and direct access to the Company’s information systems, including financial data.

Internal auditor’s report
The internal auditor submits audit reports in writing. Audit reports are submitted regularly during the reporting year to the Chairman of the board, the CEO, and to the chairman and members of the Audit Committee. Reports are submitted near the date of discussion by the Committee (usually three days before the said date).
The Audit Committee discussed audit reports on the following dates: January 7, 2014; January 28, 2014; March 13, 2014; April 3, 2014; May 14, 2014; July 22, 2014; and September 29, 2014.
In addition to the audit reports, the auditor submitted reviews and reports to the Audit Committee on various matters as requested by the Committee, and briefed the Committee on the implementation of the decisions in the audit reports that were discussed by the Committee (some, in meetings held in addition to the ones noted above).

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

Details
The Board of Directors’ assessment of the internal auditor’s work
The Board of Directors believes that the scope of the Company’s audits, the nature and continuity of the internal auditor’s activities as well as the audit work plan, are reasonable under the circumstances and can achieve the goals of the audit.

Remuneration
The terms of the internal auditor’s employment were discussed and approved by the Company’s Audit Committee and Board of Directors as follows: Monthly salary of NIS 40,000 and an annual bonus based on pre-determined targets set by the Audit Committee and approved by the Board of Directors, of up to 25% of the annual salary excluding ancillary costs. In 2011, the Board of Directors approved an allotment of 41,000 options in the Company to the internal auditor, under the 2010 employee stock options plan.
On March 22, 2015, the Audit Committee approved the bonus for the Company’s internal auditor for 2014, to the amount of NIS 125,000 (26% of his annual salary).
The Board of Directors believes that the compensation paid to the internal auditor did not affect his professional judgment.

4.5	Provisions of the Sarbanes-Oxley Act of 2002 (SOX)

Starting 2011, the Company ceased to apply the provisions of the Securities Regulations (Periodic and Immediate Reports) (Amendment), 2009, concerning internal controls, and instead applied the provisions of the Sarbanes-Oxley Act of 2002 (SOX) as a significant subsidiary of a US-listed company. Accordingly, the Company's 2014 periodic report includes a management report and management confirmation in SOX-compliant format.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

5.	Disclosure Concerning the Company’s Financial Reporting

5.1	Disclosure of material valuations

The following table discloses material valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

Valuation of Pelephone’s operations:
Subject of valuation	Value of Pelephone’s operations for test of impairment of goodwill recognized in the Company's financial statements in accordance with IAS 36.
Date of valuation	December 31, 2014; valuation signed on March 24, 2015.
Value prior to the valuation	NIS 2,542 million carrying amount of Pelephone’s net operating assets* (NIS 1,027 million - goodwill).
Value set in the valuation	NIS 6,358 million. The Company concluded that there is no impairment requiring a write-down of goodwill recognized in the Company's books.
Assessor’s identity and profile
Giza Singer Even Ltd. The work was done by a team headed by Udi Rosenberg, CEO of Giza Zinger Even. Udi holds a BA in Economics and an MBA from Ben Gurion University, and has 20 years of experience in commercial credit and economic analysis.
The assessor has no dependence on the Company.

Valuation model	Discounted Cash Flow method (DCF).
Assumptions used in the valuation	Discount rate - 10% (post-tax). Comparative companies for setting the discount rate - Cellcom and Partner. Permanent growth rate - 2.5%. Scrap value of total value set in valuation - 81%.

(*)	Pelephone’s net operating assets do not include trade receivable balances from instalment-based terminal equipment sales, presented at present value.

5.2
Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

5.3	Material events subsequent to the financial statements’ date

For information concerning the merger with D.B.S., see Note 10.1.2 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

6.	Details of debt certificate series

Data on the Company’s debentures in circulation, as of December 31, 2014:

		Debentures (Series 5)	Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 8)
A.	Issue date (excluding expansions)	June 1, 2004	July 3, 2011	July 3, 2011	July 3, 2011
B	Total par value upon issue (including expansions)	NIS 2,386,967,000	NIS 2,874,231,609	NIS 733,759,000	NIS 1,329,363,000
C	Par value At December 31, 2014	NIS 795,656,303(1)(2)	NIS 2,874,231,609	NIS 733,759,000	NIS 1,329,363,000
D	Par value revalued to the reporting date (CPI-linked)	NIS 985,254,399(3)	NIS 2,979,912,333	NIS 733,759,000	NIS 1,329,363,000
E	Accrued interest	NIS 30,460,782	NIS 9,188,063	NIS 986,906	NIS 6,314,474
F	Fair value	NIS 1,054,324,167	NIS 3,367,162,330	NIS 766,044,396	NIS 1,426,140,626
G	Stock exchange value	NIS 1,054,324,167	NIS 3,367,162,330	NIS 766,044,396	NIS 1,426,140,626
H	Type of interest	Fixed, 5.3%	Fixed, 3.7%	Variable - STL for one year plus 1.4% margin	Fixed, 5.7%
I	Principal repayment dates	June 1 every year from 2011 through 2016	December 1 every year from 2018 through 2022	December 1 every year from 2018-2022	June 1 every year from 2015 through 2017
J	Interest repayment dates	June 1 every year through June 1, 2016	June 1 and December 1 every year, from Dec. 1, 2011 through Dec. 1, 2022	March 1, June 1, Sept. 1 and Dec. 1 every year, from Sept. 1, 2011 through Dec. 1, 2022	June 1 and December 1 every year, from Dec. 1, 2011 through Dec. 1, 2017
K	Linkage	Principal and interest linked to the CPI (base index - April 2004)	Principal and interest linked to the CPI (base index - May 2011)	Unlinked	Unlinked
L	Series expansion through private offerings to classified investors listed in the First Schedule to the Securities Law		On August 18, 2014, NIS 881,096,000 par value issued in consideration for NIS 1,029 million.	On August 18, 2014, NIS 118,904,000 par value issued in consideration for NIS 119 million.
M	Liability in relation to Company’s total liabilities	Material	Material	Material	Material

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

6.	Details of debt certificate series (contd.)

		Debentures (Series 5)	Debentures (Series 6)	Debentures (Series 7)	Debentures (Series 8)
N	Trustee	Hermetic Trust (1975) Ltd. Trustee POC - Dan Avnon and Merav Ofer Oren, join-CEOs Email – hermetic@hermetic.co.il, Telephone - 03-5274867 Address - 113 Hayarkon St., Hermetic House, Tel Aviv	Reznik Paz Nevo Trusts Ltd. Trustee POC - Yossi Reznik, CPA, and Adv. Adi Ma'ayan Email - yossi@rpn.co.il, adim@rpn.co.il, Tel: 03-6389200; Fax: 03-6389222 Address - 14 Yad Harutzim St., Tel Aviv		Strauss Lazar Trust Co. (1992) Ltd. Trustee POC - Uri Lazar, CPA Email - ori@slcpa.co.il Tel: 03-6237777; Fax: 03-5613824 Address - 17 Yitzchak Sadeh St., Tel Aviv
O	Rating
Debentures (Series 5-8) are rated Aa2 Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”). For current and historical ratings data for the debentures, see the Company's immediate report (amended) of May 15, 2014 (ref. no. 2014-01-064836) and its immediate report of August 13, 2014 (ref. no. 2014-01-133185) (Maalot), and its immediate reports of December 28, 2014 (ref. no. 2014-01-232224) and March 5, 2015 (ref. no. 2015-01-045085) (Midroog). The rating reports are included in this Board of Directors’ Report by way of reference.

P	Compliance with the deeds of trust
The Company was in compliance with all the terms and obligations under the deeds of trust for Series 5-8, and none of those circumstances were in effect entitling calls for immediate repayment of the debt certificates. No collateral was given to secure payment to holders of the debt certificates.

Q	Pledges	The debt certificates are not secured by any pledge
As concerns debentures (Series 6-8), the Company has undertaken not to create additional pledges on its assets unless it simultaneously create ledges towards the debenture holders and the lending banks (negative pledges) and subject to such exceptions as detailed in Note 11.2.1 to the financial statements.

(1)              On June 1, 2014, the Company repaid NIS 397,827,674 par value in debentures

(2)              Of which NIS 293.4 million par value held by a wholly-owned subsidiary.

(3)              Of which NIS 364.0 million are held by a wholly-owned subsidiary.

Board of Directors’ Report on the State of the Company’s Affairs for the Year Ended December 31, 2014

7.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of December 31, 2014, see the Company's reporting form on the MAGNA system, dated March 26, 2015.

We thank the managers of the Group’s companies, its employees, and shareholders.

/s/ Shaul Elovitch	/s/ Stella Handler
Shaul Elovitch	Stella Handler
Chairman of the Board	CEO

Signed: March 25, 2015